SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

This manually signed Form 11-K consists of 16 pages.
The exhibit index appears on page 14.

MASCO CORPORATION HOURLY 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the
Masco Corporation Hourly 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Hourly 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 25, 2003

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

ASSETS	2002	2001
Investments, at fair value:		
Mutual funds	$80,234,406	$82,687,745
Company stock fund	654,642	629,038
Participant loans receivable	5,697,004	4,594,189
Total investments	86,586,052	87,910,972
Receivables:		
Employer contributions	836,570	686,997
Participant contributions	200,378	240,396
Total receivables	1,036,948	927,393
NET ASSETS AVAILABLE FOR BENEFITS	$87,623,000	$88,838,365

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

Additions:	
Investment activity:	
Net (depreciation) in fair value of investments	$(10,190,191)
Interest and dividend income	1,513,308
Total investment activity	(8,676,883)
Participant contributions	12,411,373
Employer contributions	6,443,009
Total additions	10,177,499
Deductions:	
Benefit payments	8,893,124
Other, net	211
Total deductions	8,893,335
Net increase	1,284,164
Net assets available for benefits:	
Beginning of year	88,838,365
Net transfers out of Plan (Note A)	(2,499,529)
End of year	$ 87,623,000

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. **Description of Plan:**

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 21 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate at Bank One on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* After separation from service due to termination, death, disability or retirement, generally a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions.* At December 31, 2002, forfeited nonvested employer contributions totaled $23,292 and will be used to reduce future employer contributions and plan fees.

Effective February 1, 2002, Masco Contractor Services East, Inc. was removed as a currently participating employer and added as a formerly participating employer. As a result of this event, net assets of $2,540,251 were transferred from the Plan and into the Masco Contractor Services, Inc. Hourly 401(k) Plan during February 2002.

Effective March 25, 2002, StarMark, Inc. was sold, removed as a currently participating employer and added as a formerly participating employer. As a result of this event, net assets of $203,101 were transferred from the Plan during July 2002.

Effective April 26, 2002, the Credit Suisse International Equity Fund merged into the Credit Suisse International Focus Fund.

Effective May 1, 2002, d-Scan, Inc. was added as a currently participating employer. As a result of this event, net assets of $852,208 from the d-Scan, Inc. 401(k) Plan were transferred into the Plan during May 2002.

Effective June 1, 2002, the Corona and Gardena, California, Lancaster, Texas and Thomasville, North Carolina locations of Brass Craft Manufacturing Company were added as currently participating employers.

During 2002, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans and the Masco Contractor Services, Inc. Hourly 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets from the Plan amounted to $608,385.

Effective December 31, 2001, Mill's Pride, Inc. was added as a currently participating employer and the hourly participants' asset balances from the Mill's Pride Savings and Investment Plan were transferred into the Plan. As a result of this event, although the assets did not transfer until January 2002, net assets of $23,272,913 were transferred into the Plan effective December 31, 2001.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2002 and 2001.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2002 and 2001.

	2002	2001
Fidelity Fund, 225,511 and 223,375 shares, respectively	$ 5,019,868	$ 6,451,062
Fidelity Intermediate Bond Fund, 506,858 and 422,231 shares, respectively	$ 5,438,583	$ 4,357,425
Fidelity Magellan Fund, 152,089 and 148,999 shares, respectively	$12,008,959	$15,533,079
Fidelity Retirement Government Money Market Portfolio, 34,676,511 and 30,075,702 shares, respectively	$34,676,511	$30,075,702
Fidelity Independence Fund, 293,196 and 283,145 shares, respectively	$ 3,832,076	$ 4,465,198

During 2002, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated (depreciated) in value by $(10,190,191) as follows:

Mutual Funds	$(10,095,557)
Masco Corporation Company Stock Fund	(94,634)
	$(10,190,191)

D. **Income Tax Status:**

The Internal Revenue Service has determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Benefits Payable:**

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled $3,316,771 and $4,182,919 at December 31, 2002 and 2001, respectively.

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

NOTES TO FINANCIAL STATEMENTS, Concluded

G. Subsequent Event:

Effective January 25, 2003, PowerShot Tool Company, Inc. was added as a currently participating employer. No net assets were transferred into the Plan as a result of this event.

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Founders Asset Management, Inc.	Dreyfus Founders Growth Fund 198,923 shares	$ 1,487,943
*	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund 119,691 shares	1,275,905
		INVESCO Select Income Fund 186,604 shares	970,341
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust 50,469 shares	504,688
*	Credit Suisse Asset Management	Credit Suisse Emerging Growth Fund 32,813 shares	618,531
		Credit Suisse International Focus Fund 54,511 shares	436,084
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 225,511 shares	5,019,868
		Fidelity Magellan Fund 152,089 shares	12,008,959
		Fidelity Intermediate Bond Fund 506,858 shares	5,438,583
		Fidelity Independence Fund 293,196 shares	3,832,076
		Fidelity Overseas Fund 93,591 shares	2,059,004
		Fidelity Low-Priced Stock Fund 100,896 shares	2,539,546
		Fidelity Equity Income II Fund 171,165 shares	2,976,567

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Concluded

December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 34,676,511 shares	34,676,511
		Spartan® U.S. Equity Index Fund 75,253 shares	2,344,136
		Fidelity Freedom Income Fund® 14,093 shares	149,390
		Fidelity Freedom 2000 Fund® 21,371 shares	235,294
		Fidelity Freedom 2010 Fund® 108,661 shares	1,243,081
		Fidelity Freedom 2020 Fund® 97,031 shares	1,032,407
		Fidelity Freedom 2030 Fund® 135,302 shares	1,385,492
		Masco Corporation Company Stock Fund 92,203 shares	654,642
		Participant Loans Rates of Interest, 4.25% - 11.5%	5,697,004
			$ 86,586,052

* These investments are with a party-in-interest.

000012

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 410(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation Hourly 401(k) Plan

Date: June 25, 2003

By: [signature]
Timothy Wadhams
Vice President and Chief Financial Officer
Authorized Signatory

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements
99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 25, 2003 relating to the financial statements of Masco Corporation Hourly 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 25, 2003

Exhibit 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Masco Corporation Hourly 401(k) Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 25, 2003

James G. Yoder
Director of Retirement Services of Masco Corporation, Plan Administrator

June 25, 2003

James G. Yoder
Director of Retirement Services of Masco Corporation (principal financial liaison with Plan Trustee)